           NYSEG REJECTS CALENERGY'S UNSOLICITED PARTIAL TENDER OFFER
                          AND INVITATION TO NEGOTIATE

     --BOARD UNANIMOUSLY RECOMMENDS THAT NYSEG SHAREHOLDERS REJECT OFFER--

FOR IMMEDIATE RELEASE

BINGHAMTON, NEW YORK, JULY 30, 1997 -- The Board of Directors of New York State Electric & Gas Corporation ("NYSEG") (NYSE: NGE), after a comprehensive and careful review, has unanimously recommended that shareholders reject CalEnergy's unsolicited tender offer to purchase 9.9% of NYSEG's common shares for $24.50 per share in cash (the "Stake-Out Tender Offer"). The Board has also decided to reject CalEnergy's proposal to commence merger negotiations for a transaction in which CalEnergy would acquire all of NYSEG at $27.50 per share, as not being in the best interests of the Company or its shareholders, customers, employees and other constituencies.

In reaching its decision, the Board considered a number of factors, including:

    - the Board's belief that, for a variety of reasons, especially the uncertain regulatory environment affecting utilities operating in New York State and the ongoing regulatory restructuring proceedings initiated by the New York Public Service Commission, the market price of NYSEG common stock is artificially depressed and that the price stated in the invitation to negotiate does not reflect the current or long-term value inherent in NYSEG. In that regard, the Board noted that, as announced separately today, NYSEG has reached an agreement in principle with the New York Public Service Commission staff which is an important milestone in putting an end to much of that uncertainty and the terms of which, the Board believes, will be beneficial to NYSEG's shareholders, customers and service territory in general;

    - the lack of substance to CalEnergy's invitation to negotiate, including the absence of any regulatory plan, without which any proposal to take over a public utility is meaningless, and the absence of commitments for, and total lack of detail regarding, CalEnergy's proposed financing arrangements, which are an integral part of any regulatory plan;

    - the significant regulatory hurdles associated with effecting a business combination transaction, including obtaining the approval of the PSC, the Federal Energy Regulatory Commission, the Nuclear Regulatory Commission and the Securities and Exchange Commission under the Public Utility Holding Company Act (or structuring the transaction in a way that will obviate the need for Securities and Exchange Commission approval), as well as the time delays and uncertainties associated with obtaining those regulatory approvals;

    - CalEnergy's lack of experience as a manager of electric and natural gas transmission and distribution system;

    - the structure and nature of the 9.9% tender offer which, if successful, would result in NYSEG having a large shareholder, CalEnergy, with interests (through its Saranac Power subsidiary) different from and conflicting with NYSEG's other shareholders, and with the potential for significant influence to further its own agenda at the expense of the other shareholders;

    - the opinion of NYSEG's management that the consideration of $27.50 per share stated by CalEnergy in the invitation to negotiate is inadequate; and

    - the opinions of the Company's financial advisors regarding the $27.50 per share price stated in CalEnergy's invitation to negotiate. Morgan Stanley & Co. has opined that the price is inadequate from a financial point of view to the holders of NYSEG's common stock (other than CalEnergy) and Goldman, Sachs & Co. has opined that the price is inadequate to the holders of NYSEG's common stock (other than CalEnergy).

A detailed discussion of the rationale for the Board's recommendation is contained in the company's Solicitation/Recommendation Statement on Schedule 14D-9, which is being filed today with the Securities and Exchange Commission and will be mailed to shareholders shortly.

Wes von Schack, NYSEG Chairman, President, and Chief Executive Officer, said:
"NYSEG takes very seriously its obligation to ensure the safety and reliability of the transmission and distribution of energy to every home, business, school and hospital in the communities we share.

"With the best record of any utility in the state as measured by consumer complaints and high marks from our customers on reliability and service, we have a long and proud history of fulfilling our duties faithfully and being a leading corporate citizen in our communities. Our programs in the areas of economic development, community support, philanthropy, low-income assistance, and volunteerism are among the most outstanding in the country.

"In the board's view, it would be a breach of our obligations to our customers, employees, and communities to weigh any transfer of NYSEG's role and responsibilities without a careful and deliberate consideration of a proposed acquiror's fitness to operate our systems and meet our inviolate duties within our service territory, which is inextricably linked to our ability to create shareholder value.

"CalEnergy has given us no basis for concluding that it is an appropriate party to assume the duties we have fulfilled for the better part of a century. CalEnergy's six-month, long-distance ownership of an electric distribution system in England and complete lack of experience in owning or operating a natural gas distribution system is hardly reassuring in that regard. Also troubling are the questionable tactics by which, and the irresponsibly hasty timetable on which, CalEnergy set about to acquire NYSEG, which we believe raise troubling questions about CalEnergy's true motives and qualifications.

"We also are concerned by CalEnergy's misleading and disingenuous attempts to promote itself as an agent for deregulation and change. In fact, few companies in America have benefitted from government regulation as much as CalEnergy. Many analysts have pointed out that one of the key factors behind CalEnergy's revenue growth has been government-mandated, above-market energy purchase agreements under which utilities such as NYSEG are compelled to subsidize independent power producers such as CalEnergy.

"NYSEG's customers currently bear the burden of several such contracts, the largest of which is with CalEnergy's subsidiary, Saranac Power Partners, which costs NYSEG customers well in excess of $100 million annually in payments above market value. In fact, payments under these contracts represent the second-largest element of NYSEG's electric rate structure, exceeded only by taxes. CalEnergy is not the solution to lower energy rates in New York--it's part of the problem," said Mr. von Schack.

"If preparing for competition is the issue," Mr. von Schack continued, "we have already demonstrated our ability to thrive in a competitive environment on the natural gas distribution side of our business, an area in which CalEnergy has no experience whatsoever. Even though we face 40 competitors, our natural gas business had its best year ever in 1996. Natural gas deliveries, revenues and earnings all reached record levels. We have frozen our natural gas prices for residential customers through July 1998 and, after a winter in which natural gas prices rose sharply elsewhere in the state, we have some of the lowest and most competitive prices in the Northeast.

"CalEnergy has engaged in a set of tactics, including its stake-out tender offer for 9.9% of our stock and a massive PR and ad campaign, clearly designed to put pressure on the board of directors and to mislead the financial markets and our customers, employees and communities into believing that a change in control of NYSEG is imminent. But, for all the smoke and mirrors CalEnergy has attempted to conjure, in reality it has not even begun to put a real offer on the table. They have no regulatory plan and no financing plan."

NYSEG is commencing litigation alleging CalEnergy's misuse of NYSEG's confidential information in violation of a confidentiality agreement and failure to disclose highly material information regarding its tender offer and invitation to negotiate, as well as its failure to disclose major obstacles that would substantially delay, and could prevent, CalEnergy from proceeding on a nonconsensual basis with any takeover attempt.

Contact: Katherine Karlson, Corporate Communications: (607) 762-7976.